UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 1-14967
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                                                       CUSIP Number: 967446105
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(Check One):

|_|Form 10-K, |_|Form 20-F, |_|Form 11-K, |X| Form 10-Q, |_|Form N-SAR, |_| Form
N-CSR

For Period Ended: September 27, 2003

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
     For the Transition Period Ended: __________________



          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________



                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant:           Wickes Inc.
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         Former Name if Applicable:

         Address of Principal Executive Office (Street and Number)
                                              706  North Deerpath Drive
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         City, State and Zip Code:      Vernon Hills, IL 60061
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                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

          As previously announced, the Company is restating previously reported financial statements. The Company is unable to file the 3rd quarter Form 10-Q until that process is complete.

          Subsequent to the issuance of the Company's consolidated financial statements, the Company determined that certain interest, employee benefits, depreciation and manufacturing related expenses incurred during prior years were not properly classified. As a result, the Company is in the process of restating its consolidated financial statements for fiscal years 2002, 2001 and 2000 and for the related quarterly periods in 2001 and 2002.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            George B. Watt                                (847)367-3587
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               (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) It it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A."

                                   Wickes Inc
                                   ----------

                  (Name of Registrant as Specified in its Charter)
         Date:    November 11, 2003                By:/s/James A. Hopwood
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                                                      James A. Hopwood
                                                      Senior Vice President
                                                      and Chief Financial
                                                      Officer